Filed by CarLotz, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CarLotz, Inc.

Commission File No.: 001-38818

Date: August 9, 2022

GUEST FAQS FOR GUEST SERVICES

Q: I heard that CarLotz and Shift are merging. Can I still buy a car from CarLotz? Will my purchase or sale be impacted?

A: We are here to help our guests purchase one of our vehicles from our hubs, online, or a combination of both. All customers will be doing business with CarLotz until the merger is complete and nothing will change in our process until then. Once the merger is closed, the successor company will be Shift.

Q: I previously purchased a car from CarLotz and a service contract/warranty/etc. Once CarLotz no longer exists, will those contracts still be honored?

A: Absolutely. Those contracts are with independent providers who will continue to provide those services.

Q: What happens if I buy a car from CarLotz, the merger closes (and CarLotz goes away), and then something goes wrong. Will Shift honor my agreement? Who do I call if I have a problem or question?

A: Please don’t worry – all CarLotz records and obligations will become part of the successor company, Shift, when the merger closes. Until the merger closes, the CarLotz Guest Services team will be here to help you. Once the merger closes, the new organization will have a Guest Services team to help you if you have any questions. Both organizations have very strong customer service cultures and want you, our guests, to have a great experience.

Q: I recently purchase a car and haven’t received my title or tags. Who will be handling that for me now?

A: Until the transaction is closed, all CarLotz business and services will continue as usual. We will have a transition plan to make sure all business and services are appropriately transferred and integrated into the combined company when the transaction closes so that the customer experience is seamless. Once the transaction closes, we will operate as Shift.

Q: My car came with a 30-day warranty. Will that still be provided? [This is not the warranty purchased through Endurance]

A: Yes, it will.

[Note: once we get close to 30 days prior to transaction close, confirm how 30-day warranties will be impacted.]

Q: I have an open claim on my car and it’s still being repaired at the vendor. Will CarLotz still honor the previously approved repairs?

A: Yes, we will.

[Note: once we get close to 30 days prior to transaction close, confirm how repairs will be impacted.]

 Q: What will happen to my CarLotz stock?

A: CarLotz stock will continue to trade under the ticker LOTZ until the transaction closes. At that time, each share of CarLotz stock will be converted to approximately .692158 shares of Shift common stock. We expect the transaction to close in Q4 2022 subject to CarLotz’s and Shift’s shareholders’ approvals and other customary and regulatory approvals.

Q: Will CarLotz be closing more hub locations?

A: We plan to continue operating retail hub locations, which are complementary to Shift’s geographic presence. The management teams of CarLotz and Shift believe in an omni-channel business model. We look forward to serving our guests however they would like to shop – at our hubs, online, or a combination of both.

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Important Additional Information

In connection with the proposed transaction, Shift Technologies, Inc. (“Shift”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), that will include a joint proxy statement of Shift and CarLotz, Inc. (“CarLotz”), that also constitutes a prospectus of Shift. (the “joint proxy statement/prospectus”). Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to Shift’s shareholders and to CarLotz’ shareholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from Shift or CarLotz as described in the paragraph below.

The documents filed by Shift with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.

Participants in the Solicitation

Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’ 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz’ Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift’s 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Shift’s and CarLotz’s experience and results may differ materially from the experience and results anticipated in such statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz; (5) the ability of Shift and CarLotz to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Shift’s and CarLotz’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Shift’s and CarLotz’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Shift and CarLotz undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.